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                                                                    EXHIBIT 99.2

                  [VENTURA COUNTY NATIONAL BANCORP LETTERHEAD]

                                                                          , 1995

Dear Shareholder(s):

  Ventura County National Bancorp (the "Company") has begun an offering (the
"Offering") of up to            shares of its Common Stock, no par value (the
"Common Stock"), to holders of record ("Record Date Holders") of Common Stock
at the close of business on           , 1995 (the "Record Date"), pursuant to
transferable subscription rights ("Rights") to subscribe for and purchase
shares of Common Stock at a price of $      per share (the "Subscription
Price"). Each shareholder will receive one Right for each share of Common Stock in the aggregate held of record by such shareholder on the Record Date, and the aggregate number of Rights issued by the Company to each shareholder will be rounded up to the next whole number.

  Each Right will entitle the holder thereof (the "Rights Holder") to subscribe for and purchase at the Subscription Price one share of Common Stock (the "Basic Subscription Privilege"), subject to proration and reduction by the Company under certain circumstances. Any Record Date Holder who fully exercises the Basic Subscription Privilege is entitled to subscribe for and purchase additional shares of Common Stock that are not otherwise subscribed for by all Rights Holders pursuant to the exercise of the Basic Subscription Privilege, subject to proration and reduction by the Company under certain circumstances (the "Oversubscription Privilege"). The number of Rights to which you are entitled is printed on the front of your Subscription Right Certificate. Rights to exercise the Basic Subscription Privilege are freely transferable and may be sold through normal investment channels. The Oversubscription Privilege, however, is not transferable. If you desire, you may request the Subscription Agent, First Interstate Bank of California, to attempt to sell your Rights, as
more fully discussed in the enclosed Prospectus dated               , 1995 (the
"Prospectus").

  Enclosed for your review is the Prospectus, a transferable Subscription Right Certificate and related documents concerning the Offering. The Offering will
expire at 5:00 p.m., Pacific time, on           , 1995 unless extended by the
Company to a time not later than 5:00 p.m., Pacific time, on           , 1995.
Rights not exercised or sold by such time will expire and become worthless. Any questions or requests for assistance should be directed to Chemical Bank, the Information Agent for the Offering, at 1-800-421-0708.

  The Offering is being made only pursuant to the Prospectus which sets forth detailed information about the Company and the Offering. Please read these enclosed materials carefully.

                                          Sincerely,

                                          Richard Cupp
                                          President and Chief Executive
                                          Officer